Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Sustainable Imprints, Inc.
1385 Green Bay Road
Highland Park, IL 60035
http://www.sicontainerbuilds.com

Up to $1,070,000.00 in Common Stock at $2.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Sustainable Imprints, Inc.
Address: 1385 Green Bay Road, Highland Park, IL 60035
State of Incorporation: IL
Date Incorporated: November 07, 2018

Terms:

Equity

Offering Minimum: $10,000.00 | 5,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 535,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $250.00

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds:

Invest within the first 72 hours and receive 15% bonus shares

Super Early Bird Bonus:

Invest within the first week and receive 10% bonus shares

Early Bird Bonus:

Invest within the first two weeks and receive 5% bonus shares

<u>Amount-Based:</u>

$500+
The Inside Scoop:
Receive an advance e-mail of our shareholder newsletter, an invitation to a virtual tour of our production facility, and a custom paint color on an S.I. Container Builds structure!

$1,000+
Sharp-Dressed Investor:
The Inside Scoop perk, PLUS an SI Container Builds winter hat and a free 36"x36" window installed on an S.I. Container Builds structure!

$2,500+
Caffeinated Growth:
All previous amount-based perks, plus an SI Container Builds travel coffee mug and a free upgrade from 30 amp to 50 amp service on an S.I. Container Builds structure!

$5,000+
Citizen of the world:
All previous amount-based perks, plus 1% of your investment donated to charity and sliding glass doors installed on the "container doors" end of an S.I. Container Builds structure!

$10,000+
Virtual meet and greet:
All previous amount-based perks, plus a custom-made live-edge or butcher block table for an S.I. Container Builds structure and a bottle of wine and time with founders!

$20,000+
Joining the SI family:
All previous amount-based perks, plus a shareable 10% discount off of an SI Container Builds purchase, PLUS 5% bonus shares!

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

SI Container Builds will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common shares at $2.00 / share, you will receive 110 shares, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Sustainable Imprints, Inc. (dba SI Container Builds) meets our clients' needs by "building for their purpose"--we build affordable, versatile spaces from recycled shipping containers. Our products are ideal due to their structural integrity and low maintenance. We specialize in spaces for dwellings (e.g., tiny homes or guest suites), backyard businesses (e.g., massage therapists, personal trainers), and backyard offices. We align our build strategy with our values by focusing on sustainabilty through the containers themselves and other recycled and environmentally-friendly building materials. Our products are available in fully-finished and D.I.Y. versions.

Our target customer base includes homeowners, home-based businesses, work-from-home employees, and rental property owners. We are also dedicated to partnering with like-minded organizations and small businesses, and to donating 1% of each build to a charity of our customer's choosing. We are incorporated in the U.S. (headquarters) as well as in Canada. Sustainable Imprints Canada, Inc. is a wholly owned subsidiary of Sustainable Imprints, Inc. This gives us the ability to sell/deliver our structures across North America by simply placing them on standard flatbed trucks.

Competitors and Industry

SI Container Builds is a manufacturing company within the prefabricated structures/dwellings industry. Our competitors differ, based on the SI Container Builds solution we are considering. For our dwellings, companies like Giant, Honomobo, and Dwell Containers can be considered competitors. For our backyard business structures, organizations like Tuff Shed are competitors; and for our backyard offices, Studio Shed is a primary competitor.

However, SI Container Builds differentiates from these competitors in two ways--first, we are the only organization we are aware of that is targeting our solutions and marketing directly toward the home-based business and the work-from-home markets; and second, we do so with a strong focus on sustainability.

Current Stage and Roadmap

We have spent our time wisely since inception to learn our craft and source the right materials and tradespeople. We have built prototypes (one of which is being used by our CEO as her backyard office!) and have built a healthy sales pipeline, consisting of approximately 20 builds. We expect to sell and deliver more than that in 2021. Currently, our products are available on the market. We have three main product lines (backyard offices, studio spaces, and container suites). Each product line is available in "full build" or "DIY" versions, and in one of three sizes - 10' long, 20' long, 40' long.

Looking to our future roadmap, our goal is to grow rapidly; within three years we expect to sell more than 100 units annually. We plan to do this through scaling our processes and adding a second production facility.

We are planning to expand our current offerings in two additional, growing channels--first, our "DIY Solutions" will allow contractors and do-it-yourself clients to take a container structure, which we have built with key components including studs, electrical wiring, plumbing, and insulation, as well as doors and windows, and complete the finishing pieces themselves. Second, we are focusing our efforts on vacation rental (e.g., Airbnb) owners who are wanting to expand their own rental income possibilities. We anticipate that this will allow us to grow much more quickly.

Lastly, we are exploring annuity revenue streams, including lease-to-own options, rentals, and more.

The Team

Officers and Directors

Name: Rory Rubin

Rory Rubin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President and CEO, Founder, Director
  Dates of Service: November 07, 2018 - Present
  Responsibilities: Oversee all strategic aspects of the company; drive the strategy and culture; implement strategic growth and operational strategies; lead all employees; facilitate partnerships; be the primary face of the company for investor/shareholder communications. Salary: $50,000, no equity compensation.

Other business experience in the past three years:

- **Employer:** Rory Rubin Consultants
  Title: Organizational Development Consultant
  Dates of Service: January 01, 2015 - April 01, 2018
  Responsibilities: Provide change management services to a large, privately held manufacturing company

Name: Daniel Rubin

Daniel Rubin's current primary role is with Korn Ferry, Inc.. Daniel Rubin currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO, CFO, Founder, Director
  Dates of Service: November 07, 2018 - Present
  Responsibilities: Provide operational direction for the company; determine strategies for efficiency & spend; create and maintain financial documents and projections; create and maintain cap table and efforts related to investors; participate in other strategic decisions as appropriate. Dan does not currently receive a salary or equity compensation.

Other business experience in the past three years:

- **Employer:** Korn Ferry, Inc.
  Title: Senior Client Partner
  Dates of Service: July 22, 2019 - Present
  Responsibilities: Sell and deliver organizational consulting services to multinational corporations as part of a top-tier human resources consulting firm

Other business experience in the past three years:

- **Employer:** Mercer, Inc.
  Title: Senior Partner
  Dates of Service: April 21, 2015 - December 31, 2018
  Responsibilities: Lead all aspects of a $110 million part of a large, global consulting firm; provide strategic direction; make strategic and operational decisions impacting the performance of the business unit; provide people leadership

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in SI Container Builds/Sustainable Imprints, Inc. (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of common shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. In particular, our products are high-dollar value products, and generally financing of some kind is needed. During the currently uncertain times, some clients may qualify for financing while others, despite their desire to own one of our products, may be unable to obtain financing. This could impact our actual sales/revenue vs. projections.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. Being pre-revenue, our valuation is especially difficult to assess. We used our own financial projections (with a discount applied) as the basis of our valuation, which is inherently risky.

The transferability of the Securities you are buying is limited
Any common shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the

stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Our anticipation is that our "exit event" would most likely be a sale or other change in control of the company, which may take years to materialize, if ever.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Specifically, if/when we feel we are ready to open another warehouse/production facility, we may need additional capital for the expenses associated with outfitting and opening it.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. In our industry, for example, costs of raw materials such as the shipping containers themselves, lumber, drywall, etc. can vary widely. In addition, advertising by targeting specific populations very directly can vary widely in cost. So we will need to remain flexible as to how and when we use these funds.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We do feel that there is a broad market need for our products, partly brought on by COVID and the associated work-from-home elements. While we feel that the trends of working from home and needing more space will continue, it is possible that we have overestimated these needs.

We are reliant on one main type of service
All of our current services are variants on one type of service, building versatile spaces from recycled shipping containers. Our revenues are therefore dependent upon the market for alternative dwelling units (ADUs) and additional bonus spaces.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Our management team has many years of business experience, but it is still possible that we may make decisions that you may feel are not the best decisions.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating

needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. Specifically, we are assuming that current work-from-home trends, and issues of needing more space, will continue. Additionally, we assume that there is a significant market for short-term rental owners to purchase our products. It is possible that we have overestimated some or all of these trends.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. Within our industry specifically, we compete against one set of companies for backyard offices, and other set of companies for container suites (and somewhat for studio spaces).

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete

against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

Sustainable Imprints, Inc. was formed on November 7, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Sustainable Imprints, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as local zoning regulations and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including electric/plumbing, shipping, accounting, legal work, public relations, advertising, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Sustainable Imprints, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on the Company could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company’s holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Rory Rubin	1,857,143	Common Stock	61.9
Daniel Rubin	714,286	Common Stock	23.8

The Company's Securities

The Company has authorized Common Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 535,000 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 3,000,000 outstanding.

Voting Rights

Each outstanding share, regardless of class, shall be entitled to one vote in each matter submitted to vote at a meeting of shareholders, and in all elections for directors, every shareholder shall have the right to vote the number of shares owned by such shareholder for as many persons as there are directors multiplied by the number of such shares or to distribute such cumulative votes in any proportion among any number of candidates. Each shareholder may vote either in person or by proxy.

Material Rights

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as the Subscriber’s true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $50,000.00
Maturity Date: February 12, 2024
Interest Rate: 10.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: The call date of 02/12/2024

Material Rights

There are no material rights associated with Convertible Note.

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $50,000.00
  Number of Securities Sold: 142,857
  Use of proceeds: Marketing/advertising; production facility rent/equipment upkeep; insurance; salaries; other operational costs
  Date: February 12, 2021
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $50,000.00
  Use of proceeds: Marketing/advertising, salaries, operational expenses, legal expenses
  Date: February 12, 2021
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 3,000,000
  Use of proceeds: Company operations (salaries, operating expenses, and marketing spend)
  Date: February 12, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The company was formed in 2018 however has been in the development stage since launching. Currently we have prototypes of products that are available on the market. As of March 2021, we believe that we have a very robust sales pipeline, so we do not anticipate being pre-revenue for much longer at all. That being said, we are very careful about our spend (and will also do so post-raise). So we expect to be able to operate the business for the foreseeable future without revenue generation while we continue to develop.

Foreseeable major expenses based on projections:

Our largest expense, representing 45% of total expenses in our 2021 projections, will be our Cost of Goods Sold (i.e., building expenses), followed by salary expense and Marketing & Sales. All three of these expense categories, of course, are critical to the success of the organization. As mentioned previously, we will spend what is necessary to ensure success, while keeping close tabs on that spend and identifying efficiencies wherever possible.

Future operational challenges:

As with any COGS-heavy manufacturing organization, we will carry the inventory necessary to meet our operational needs, without unnecessary inventory carrying costs. As our order volume accelerates, we will maintain this posture, also being mindful of fluctuations and lead times for shipping containers, our key raw material.

Future challenges related to capital resources:

The decision and timing of opening our second production facility will be a critical, capital-intensive milestone. Currently, our projections have us opening that facility in 2023, but we are optimistic to open it in 2022 instead. We are confident that our order volume will support it, and would use a larger-than-expected capital raise to open that facility sooner.

Future milestones and events:

As mentioned above, the opening of our second production facility will be a significant milestone--revenue-wise, financially, and operationally. Aside from that, our growth in employees will be significant as well--hiring a Customer Care team, as well as Purchasing/Logistics employees and administrative support will be impactful events.

In addition, we will continue to evolve and innovate around our products, and anticipate new products/extensions/revenue streams (e.g., rent or leasing of products) to generate annuity revenue, which will also be significant.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has approximately $85,000 cash on hand (the result of an equity purchase and convertible note by an early investor), and a company credit card from Chase. The credit card has a limit of $30,000, of which approximately $14,000 is available to us.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds raised from StartEngine are critical to our company operations. It is essential that we put into place the necessary infrastructure, systems, and employees to facilitate rapid sales growth and operational success. It is our assumption that after 2021, we will have the revenue to cover our costs (or close to it); however, due to several factors, sales/revenue could be generated more quickly or more slowly than anticipated. In either case, an equity crowdfunding raise is critical to our future success.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

It is anticipated that the raise from this crowdfunding campaign will make up a substantial majority of the resources needed to initiate and accelerate the company's growth. To this point, two of our founders bootstrapped the company, contributing approximately $200,000 of their own money. At this point, we have the right skills, employees, infrastructure, and products--as well as market timing--to achieve our goals. The company anticipates that the funding from this campaign will allow us to do that.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise approximately $100,000, that would allow us to operate the company for approximately four months with no revenue (our burn rate is roughly $28k per month.) This is based on our financial projections and expenses for salaries, marketing/sales, and operational needs.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise our maximum funding goal of $1.07 million, we will be able to quickly accelerate the company's growth, spending a substantial amount on advertising/marketing/PR, and having the resources to meet the corresponding demand operationally. We would anticipate immediate revenue growth with that kind of spend...however, the $1.07 million would allow us to operate revenue-free for over two years.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We are in discussions with another angel investor for a small investment, and would also look to take on debt for future capital raise needs.

Indebtedness

- **Creditor:** Various lenders
  Amount Owed: $110,000.00
  Interest Rate: 9.0%
  Maturity Date: August 01, 2025

Related Party Transactions

- **Name of Entity:** Daniel Rubin
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Dan applied for and received some personal loans, the proceeds of which were all given to Sustainable Imprints, Inc., before the company itself could receive loans. Dan himself is liable for these loans, not Sustainable Imprints, Inc.
  Material Terms: There are four loans: $50k over 4 years at 8.41% interest; $40k over 5 years at 10.2% interest; $30k over 5 years at 14.5% interest; and $20k over

5 years at 13% interest. After fees, the net amount disbursed to Dan and then to the company was about $123k, and the loans have been paid monthly since August 2020.

Valuation

Pre-Money Valuation: $6,000,000.00

Valuation Details:

The company determined its pre-money valuation based on analysis of multiple factors. In formulating our valuation, we considered the following:

(i) We have four existing shareholders, three of them founders, and one who has invested via equity and a convertible note.

(ii) Based on our extensive research in the tiny/mobile home manufacturing industry, most companies like ours use a multiple of 5x to 8x revenue to calculate valuation. Based on our projection models, we have a path to generate ~$1.8m in revenue within the 12-18 months of fully launching our product and together with the industry multiple, this would project the value of the business to be at least $9 million. We discounted to $6 million due to the fact that the revenue is projected rather than actual.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: the company currently only has one class of stock, does not have any outstanding options, warrants, and other securities with a right to acquire shares have been exercised, and there are not shares currently reserved for issuance under a stock plan. The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $50,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future. The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  35.0%
  We will reach out to our many groups of target clients via PR, advertising and direct marketing efforts. We will do this selectively, so as to understand the

impact that each message/medium has on the targeted audience, thereby improving our spend efficiency.

- *Company Employment*
  25.0%
  We will use our funds wisely for compensation for our team members who have already contributed so much to the company. Our initial plan is to compensate those in the sales, operations, and marketing areas.

- *Operations*
  15.0%
  Our production facility will require periodic equipment and consumables replacements. We intend to efficiently replenish these materials to ensure we always have materials on hand to build, yet to optimize our carrying costs. We will also reserve part of these funds for rent and associated expenses in our production facility.

- *Inventory*
  10.0%
  We will ensure we have inventory on hand for the materials in our builds that require longer lead times.

- *Working Capital*
  11.5%
  We will reserve funds for additional costs such as legal and technology expenses, and other miscellaneous items that arise.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  30.0%
  Marketing, advertising, and PR of our company and products. We will test and evaluate different spend levels and media to optimize spend.

- *Company Employment*
  20.0%
  We anticipate maintaining a fairly lean staff through 2021, but could pull forward 1-2 hires (Purchasing/Logistics, Customer Care, Finance/Admin) if our maximum funding goal is achieved.

- *Operations*
  25.0%
  We would build at least one additional prototype with all sustainable elements, to demonstrate our offerings in this area.

- *Inventory*
  15.0%
  Given lead times and cost fluctuations for shipping containers, we would purchase a small inventory of them to have on hand if our maximum funding goal is achieved. We would also purchase and maintain an as-needed inventory of other items (e.g., lumber, drywall, electric components, fixtures)

- *Working Capital*
  6.5%
  We would maintain working capital for other expenses, such as legal, finance/admin, and consulting line items.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://www.sicontainerbuilds.com ("Investors" section on our website.).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any

complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/si-container-builds

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Sustainable Imprints, Inc.

[See attached]

SUSTAINABLE IMPRINTS, INC.

HIGHLAND PARK, IL

YEAR ENDED DECEMBER 31, 2019

FINANCIAL STATEMENTS

and

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors
Sustainable Imprints, Inc.
Highland Park, IL

We have reviewed the accompanying financial statements of Sustainable Imprints, Inc. which comprise the statement of assets, liabilities, and stockholders' equity – cash basis, as of December 31, 2019, and the related statements of revenue and expenses – cash basis and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

INDEPENDENT ACCOUNTANTS' REVIEW REPORT (CONT'D)

Supplementary Information

The supplementary information included in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the review procedures applied in our review of the basic financial statements. We are not aware of any material modifications that should be made to the supplementary information. We have not audited the supplementary information and do not express an opinion on such information.

Hansen, Plahm & Company

Hansen, Plahm & Company
Darien, Illinois

February 13, 2021

SUSTAINABLE IMPRINTS INC.

STATEMENT OF ASSETS, LIABILITIES, and STOCKHOLDERS' EQUITY - CASH BASIS

December 31, 2019

ASSETS

CURRENT ASSETS:	
Cash	$ 1,590
TOTAL ASSETS	$ 1,590

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:	
Credit Cards Payable	$ 23,777
TOTAL LIABILITIES	23,777
STOCKHOLDERS' EQUITY:	
Common Stock, No Par Value, 1,000 Shares Authorized; 100 Shares Issued	1,000
Additional Paid-In Capital	37,462
Retained Earnings	(60,649)
TOTAL STOCKHOLDERS' EQUITY	(22,187)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,590

See Accompanying Independent Accountants' Review Report
and Notes to the Financial Statements.

SUSTAINABLE IMPRINTS INC.

STATEMENT OF REVENUE AND EXPENSES - CASH BASIS

For the Year Ended December 31, 2019

SALES	$	5,505
OPERATING EXPENSES		64,567
INCOME FROM OPERATIONS		(59,062)
OTHER INCOME (EXPENSE)		
Other Income		300
Interest Expense		(1,887)
TOTAL OTHER INCOME (EXPENSE)		(1,587)
NET INCOME	$	(60,649)

See Accompanying Independent Accountants' Review Report
and Notes to the Financial Statements.

SUSTAINABLE IMPRINTS INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ (60,649)
Adjustments to Reconcile Net Income to Net Cash Provided by (Used In) Operating Activities:	
(Decrease) Increase in:	
Accrued Expenses	23,777
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(36,872)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Increase in Capital Contributed by Stockholders	38,462
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	38,462
NET INCREASE (DECREASE) IN CASH	1,590
CASH AT BEGINNING OF YEAR	-
CASH AT END OF YEAR	$ 1,590
SUPPLEMENTAL CASH FLOWS DISCLOSURE	
Cash paid during the year for:	
Interest	$ 1,887

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business

The Company constructs personal residences and dwellings out of recycled shipping containers and other sustainable materials.

Income Taxes

The Company has incurred federal net operating losses as of December 31, 2019 totaling $59,178. These losses can be carried forward up to twenty years to offset taxable income in future years.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Advertising

The Company expenses advertising costs as incurred. Advertising expenses were $3,946 in 2019.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company considers money market funds and short-term investments purchased with a maturity of three months or less to be cash equivalents.

NOTE 2 – ISSUANCE OF COMMON STOCK:

During the year ended December 31, 2019, the Company authorized 1,000 shares of common stock, of which 100 were issued.

NOTE 3 - SUBSEQUENT EVENTS:

Management has evaluated events through February 13, 2021, the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

SUSTAINABLE IMPRINTS INC.

SCHEDULE OF OPERATING EXPENSES

For the Year Ended December 31, 2019

OPERATING EXPENSES:		
Advertising	$	3,946
Bank Service Charges		428
Clothing		425
Computer & Internet		12
Continuing Education		608
Dues & Subscriptions		794
Insurance		7
Legal and Professional Fees		20,640
Meals		2,942
Miscellaneous		3,371
Office Supplies		671
Payroll Taxes		118
Postage		139
Purchases		1,304
Salaries and Wages		18,950
Travel		10,212
TOTAL OPERATING EXPENSES	$	64,567

SUSTAINABLE IMPRINTS, INC.

HIGHLAND PARK, IL

YEAR ENDED DECEMBER 31, 2020

FINANCIAL STATEMENTS

and

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors
Sustainable Imprints, Inc.
Highland Park, IL

We have reviewed the accompanying financial statements of Sustainable Imprints, Inc. which comprise the statement of assets, liabilities, and stockholders' equity – cash basis, as of December 31, 2020, and the related statements of revenue and expenses – cash basis, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

INDEPENDENT ACCOUNTANTS' REVIEW REPORT (CONT'D)

Supplementary Information

The supplementary information included in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the review procedures applied in our review of the basic financial statements. We are not aware of any material modifications that should be made to the supplementary information. We have not audited the supplementary information and do not express an opinion on such information.

Hansen, Plahm & Company

Hansen, Plahm & Company
Darien, Illinois

February 13, 2021

SUSTAINABLE IMPRINTS INC.

STATEMENT OF ASSETS, LIABILITIES, and STOCKHOLDERS' EQUITY - CASH BASIS

December 31, 2020

ASSETS

CURRENT ASSETS:	
Cash	$ 6,984
Inventory	83,529
TOTAL CURRENT ASSETS	90,513
TOTAL ASSETS	$ 90,513

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:	
Credit Cards Payable	$ 12,911
Paycheck Protection Program Loan	6,685
TOTAL CURRENT LIABILITIES	19,596
STOCKHOLDERS' LOANS PAYABLE	131,581
TOTAL LIABILITIES	151,177
STOCKHOLDERS' EQUITY:	
Common Stock, No Par Value, 1,000 Shares Authorized; 100 Shares Issued	1,000
Additional Paid-In Capital	47,090
Retained Earnings	(108,754)
TOTAL STOCKHOLDERS' EQUITY	(60,664)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 90,513

SUSTAINABLE IMPRINTS INC.

STATEMENT OF REVENUE AND EXPENSES - CASH BASIS

For the Year Ended December 31, 2020

SALES	$ 61,768
OPERATING EXPENSES	105,532
INCOME FROM OPERATIONS	(43,764)
OTHER INCOME (EXPENSE)	
Other Income	497
Interest Expense	(4,838)
TOTAL OTHER INCOME (EXPENSE)	(4,341)
NET INCOME (LOSS)	$ (48,105)

See Accompanying Independent Accountants' Review Report
and Notes to the Financial Statements.

SUSTAINABLE IMPRINTS INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Loss	$ (48,105)
Adjustments to Reconcile Net Loss to Net Cash Provided by (Used in) Operating Activities:	
(Increase) Decrease in:	
Inventory	(83,529)
(Decrease) Increase in:	
Accrued Expenses	(5,181)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(136,815)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Loans from Stockholders	138,500
Repayments on Loans from Stockholders	(5,919)
Increase in Capital Contributed by Stockholders	9,628
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	142,209
NET INCREASE (DECREASE) IN CASH	5,394
CASH AT BEGINNING OF YEAR	1,590
CASH AT END OF YEAR	$ 6,984
SUPPLEMENTAL CASH FLOWS DISCLOSURE	
Cash paid during the year for:	
Interest	$ 4,838

SUSTAINABLE IMPRINTS, INC.

NOTES TO THE FINANCIAL STATEMENTS

For the Year Ended December 31, 2020

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business

The Company constructs personal residences and dwellings out of recycled shipping containers and other sustainable materials.

Inventory

Inventory includes two fully completed prototype dwelling spaces as of December 31, 2020. Both units are being held for sale by the Company. The value of inventory is determined based on the cost of parts and labor that were incurred to produce the prototypes. The total value of inventory as of December 31, 2020 was $83,529.

Income Taxes

The Company has incurred federal net operating losses as of December 31, 2020 totaling $107,128. These losses can be carried forward up to twenty years to offset taxable income in future years.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Advertising

The Company expenses advertising costs as incurred. Advertising expenses were $8,642 in 2020.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company considers money market funds and short-term investments purchased with a maturity of three months or less to be cash equivalents.

NOTE 2 – PAYCHECK PROTECTION PROGRAM LOAN:

On May 11, 2020, the Company received a loan from Chase Bank in the amount of $6,685, pursuant to the Paycheck Protection Program (PPP) under Division A, Title 1 of the CARES ACT, which was enacted on March 27, 2020. The loan, which was in the form of a Note dated May 11, 2020, matures on May 11, 2022 and bears interest at 1%. The loan and accrued interest are forgivable as long as the borrower uses the loan proceeds for eligible purposes and maintains its payroll levels.

The unforgiven portion of the loan is payable over two years with a deferral of payments for the first six months. To date, the Company has used the proceeds for purposes consistent with the PPP and believes they will qualify for forgiveness of the loan.

In accordance with guidance provided by the American Institute of Certified Public Accountants, the entire loan is being reflected as a liability until the actual amount of forgiveness is determined.

NOTE 3 – RELATED PARTY TRANSACTIONS:

To secure funding for operations, the stockholders obtained loans from various lenders. These loans are at various interest rates and are currently being repaid by the stockholders.

NOTE 4 - SUBSEQUENT EVENTS:

Management has evaluated events through February 13, 2021, the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

SUSTAINABLE IMPRINTS INC.

SCHEDULE OF OPERATING EXPENSES

For the Year Ended December 31, 2020

OPERATING EXPENSES:	
Advertising	$ 8,642
Bank Service Charges	265
Computer & Internet	548
Consultant Fees	13,672
Continuing Education	218
Dues & Subscriptions	2,509
Insurance	3,441
Legal and Professional Fees	10,308
Meals	310
Miscellaneous	198
Office Supplies	475
Payroll Taxes	515
Postage	334
Purchases	760
Rents	7,223
Repairs and Maintenance	1,869
Salaries and Wages	53,948
Telephone	260
Travel	9
Utilities	28
TOTAL OPERATING EXPENSES	$ 105,532

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

S.I. Container Builds

Turnkey and DIY Multipurpose Spaces


S.I. Container
Builds

Website · Highland Park, IL · ENVIRONMENT · REAL ESTATE

S.I. Container Builds converts gently used shipping containers into purpose-built housing and office space for homeowners across the US and Canada. We focus on creating a sustainable starting point for any build and guide our clients through the design process to address their individual needs.

$0.00 raised

0 Investors	$6M Valuation
$2.00 Price per Share	$250.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Reasons to Invest

- Sizeable Growth Market: 120,000 similar units built each year in U.S.; growing at a quick pace
- Sustainability: Eco-friendly design and products; a key priority of S.I. Builds' CEO and her vision
- High-Margin Product with Quick ROI: Ability to earn revenue through backyard business and short-term rentals

REASONS TO INVEST

- **Sizeable Growth Market:** 120,000 similar units built each year in U.S.; growing at a quick pace
- **Sustainability:** Eco-friendly design and products; a key priority of S.I. Container Builds' CEO and her vision
- **High-Margin Product with Quick ROI:** Ability to earn revenue through backyard business and short-term rentals

OVERVIEW

We could all use a bit more room to spread our wings and reach our fullest potential

From home-based hairstylists to remote accountants, aspiring Airbnb hosts to homeowners caring for aging parents, teachers instructing to school-age children learning, many people are in search of more space to expand toward their values and goals.



**Images in the video are of a S.I. Container Builds prototype. Exact build is not currently available on the market.*

What is an ADU?
In recent years, there has been explosive growth in the "backyard structure" market, and there are 1.4 million (and counting) accessory dwelling units (ADU's) already on properties across the U.S. (ADU's include home gyms, artist studios, pool houses, and living spaces complete with a bedroom, bathroom, and kitchen.)


The "Backyard Structure"
Market is BOOMING

**Images are of a S.I. Container Builds prototype. Exact build is not currently available on the market.*

S.I. Container Builds capitalizes on this desire for more space by crafting eco-friendly offices, suites, lounges and more from recycled shipping containers. Incorporated in both the U.S. and Canada, we've already built prototypes and are eager to build, based on our active discussions with several prospective clients.



**Images are of a S.I. Container Builds prototype. Exact build is not currently available on the market.*

THE PROBLEM

Many homes simply do not provide all that homeowners need from their space

Recent times have forever changed the way we utilize the spaces we inhabit.

From remote office positions to home businesses, it's projected that more than 36 million people in the U.S. will be working from home by 2025, an 87% increase over pre-pandemic levels.

36 MILLION
people in the U.S will be working remotely by 2025

87% INCREASE
over pre-pandemic levels

Unfortunately, in adjusting to this reality, many have discovered that working from the dining room table just doesn't make the cut. Whether you need dedicated workspace simply to be able to focus or you're looking to start or sustain a home business, there has to be a better way.

And there is.



THE SOLUTION

S.I. Container Builds quickly creates space from would-be waste

While adapting to the new reality of work and study from home for all, many have discovered that more space for working, learning, practicing drums, getting a massage, or just living – makes all the difference. Enter S.I. Container Builds!

Made from recycled shipping containers in a variety of sizes, in as little as 3-4 weeks, our custom units are a perfect solution for those looking for an eco-friendly and cost-effective solution. The applications for this unique and sustainable space solution are as vast as your imagination. That's why our units are ***BUILT FOR YOUR PURPOSE.***

And our units are produced quickly. Clients can have a fully-built unit delivered to their location in as little as THREE TO FOUR WEEKS, versus the six months of inconvenience associated with an on-site build or addition!

A UNIQUE SPACE

- Structurally sound
- Recycled CorTen steel
- Quick build process
- Low maintenance
- Revenue opportunities
- Easily moved






GOLE

**Images are computer generated renderings of different options for S.I. Container Builds.*

THE MARKET

Demand is skyrocketing for additional living spaces

With so many working from home, the market for backyard spaces is absolutely booming.

Within the U.S., municipalities are also evaluating and accepting (and even incentivizing) accessory dwelling units (ADU's) at an increasing rate. Across North America approximately 130,000 new small ADUs are being added each year.




US/Canada
Small ADUs
130,000 new units/year
$6.5 billion market
Avg. Price $50,000
0.08% or $5.5 million
Our Expected Share

*The expected market share is based on the company's opinion and projections. This is forward looking information and there is no guarantee that the company will ever meet this expectation.

*Image is computer generated renderings of option for S.I. Container Builds.

OUR TRACTION

Leveraging our expertise as custom home builders to serve the growing demand for ADU's

We've taken our experience as custom on-site home builders, and transformed to serve the growing ADU market. Since early 2020, we have leased a warehouse in Canada; built prototypes; completely revamped our website, blog posts and marketing plan; and raised $100,000 in funding.






All units built in our own production facility
Built and delivered prototypes


$100,000
Raised

We are in discussion with several potential customers. We have what we believe to be a healthy business pipeline, and we are in active discussions with several prospective clients!





Images are of a S.I. Container Builds prototype. Exact build is not currently available on the market.

WHAT WE DO

We offer a variety of customizable products and services to fit many different needs–even do-it-yourselfers!

We are committed to creating cost-effective products using sustainable materials whenever feasible. And to ensure quality for our clients, our builds only use “one-trip” containers, which have made only one trip from overseas to North America carrying cargo. We use only “high cube” containers, which are 1.5 feet taller than standard containers, for extra space and headroom.

For our clients who are contractors or serious do-it-yourselfers, we offer our DIY builds--standard with all cutouts, doors/windows, framing, electric/plumbing, and eco-friendly insulation--and the rest is up to them. This offers unparalleled flexibility for customization – and a much quicker turnaround time to get our products into the market.









WHAT WE STAND FOR

- Anticipating alternative space options
- Providing living options
- Helping Post-COVID home business
- Becoming profitable
- Environmental responsibility




**Images are of a S.I. Container Builds prototype. Exact build is not currently available on the market.*

It's important for us to be true to our ideals. That's why we will be pursuing LEED (Leadership in Energy and Environmental Design) and GBB (Green Business Bureau) certifications for our builds. It's also important for us to give back. That's why we plan to donate 1% of each build's revenue to a charity through our membership in www.pledge1percent.org.

Backyard Offices & Businesses

- Designed for people working remotely or running home-based businesses (e.g., personal trainers, hairstylists, therapists, etc.)
- Delivered in as little as three weeks!
- Size: 80, 160, or 320 sq ft.
- DIY– put your hands on a rough build and customize!
- Turnkey–place and plug in!

Backyard Dwellings

- Ideal for casual living spaces to keep family close, guest suites with additional privacy, or simply relaxing lounge space
- Delivered in as little as five weeks!
- Size: 160 or 320 sq ft.
- Turnkey or DIY

Rental Properties

- Created as a source of both short term rental income like Airbnb and VRBO hosts, campground owners, etc. or long-term rentals
- Delivered in as little as six weeks!
- Size: 160 or 320 sq ft.
- Significant flexibility provides the option to receive a roughed-out unit the owner can then finish onsite for style an cost-saving purposes
- Turnkey or DIY

THE BUSINESS MODEL

Priced to achieve at least 30% gross margins on all products and features increasing to at least 46% over time

10' Size

(10' x 8' x 9.5')



Price: $17,500 - $21,000+
Gross Margin: 31% / 30%
Future Gross Margin: 47% / 46%

**Image is of a S.I. Container Builds prototype. Exact build is not currently available on the market.*

20' Size

(20' x 8' x 9.5')



Price: $29,000 - $40,000+
Initial Gross Margin: 32% / 31%
Future Gross Margin: 48% / 47%

**Image is of a S.I. Container Builds prototype. Exact build is not currently available on the market.*

40' Size

(40' x 8' x 9.5')



Price: $34,500 - $59,000+
Initial Gross Margin: 30% / 30%
Future Gross Margin: 46% / 46%

**Image is computer generated renderings of option for S.I. Container Builds.*



We offer a unique Augmented Reality experience, where a prospective client can place a virtual S.I. Container Builds structure in their yard! They can walk around, inside of, and interact with the dwelling to see how it "fits."

**The experience above is a computer generated rendering.*

Services included in our base price:

- Consultation to determine client needs/preferences for the base structure
- Review of local zoning requirements and initial consultation on land preparation
- Communication throughout process, including video tour of unit being constructed (if desired)
- Coordination of shipment to client site, including consultation on crane/other placement options
- Finalization of the build prior to 100% completion (i.e., "punch list")

Add-on services for an additional cost:

- Consultation on creating a home design as well as other services such as landscaping, finishes, and home decoration
- Renderings of structures based on client preferences
- Shipping to client site and inspection of delivered structure
- Onsite installation working with local subcontractors (e.g., foundation specialists) to ensure land prep, and other subcontractors (e.g., crane operators) to ensure a smooth installation process


Complete Builds
Can Include:
INSIDE
THE
BOX?
Additional doors & windows
Heating & cooling
Plumbing
Toilet
Shower
Sink
Full kitchen
Appliances
Eating table & desk
Bed &/or furniture
Storage & built-ins
Trims & fixtures
Cladding
Cabinets
FUTURE OPTIONS
Solar
Other green elements
Off-grid components
Security
Roof
Deck
Rooftop deck



At least 80% of revenue from standard container builds
10% of revenue consulting (pre-build, foundation, utilities)
Potential other revenue sources(renting, leasing)
10% of revenue from custom options

Images are computer generated renderings of different options for S.I. Container Builds.

HOW WE ARE DIFFERENT

Our commitment to sustainability and distinct marketing strategy set us apart from the crowd

Competitors in our market include Dwell Containers/Alternative Living Spaces, Bob's Containers, Honomobo, Studio Shed, and Tuff Shed, among others. Based on our knowledge, **none of these competitors has a specific focus on sustainability**. Given that most Americans are considering climate impact when making purchase decisions, we believe this will be a huge boon to our business.

Additionally, **we see very little if any competitor activity geared directly toward the "B2HB" (Business to Home Business) market** that we are targeting—personal trainers, hair stylists, etc.—which we believe is a significant, though time-limited, advantage for us.

Also, as mentioned above, we will be pursuing LEED and GBB certifications for our builds.



B2HB
Sustainability-Focused
Woman-Owned Enterprise

Image is of a S.I. Container Builds prototype. Exact build is not currently available on the market.

THE VISION

Rapidly growing our reputation, intelligently growing our business

Our vision is to scale production each year by building in a controlled environment and eliminating inefficiencies and inconsistencies within the building process as we grow. Our approach of delivering a near-finished product (for our full-build products) limits interruption and inconvenience at the target site versus a traditional stick build.


Our Warehouse

We have several clients interested in using our units for a variety of purposes and believe these early adopters will enable us to grow and build our reputation quickly in both the DIY and Full Build categories. Our business plan calls for an expanded footprint with an additional production facility when we grow to over 50 units per year in approximately 18-24 months.

Five years from now, we anticipate producing at least 150 units per year.


Produce 150 units every year within the next 5 years

**Image is of a S.I. Container Builds prototype. Exact build is not currently available on the market.*

We are also already considering additional future sources of revenue, such as leasing our structures for short-term use, either in a lease-to-own situation or for short-term needs.







Images are of a S.I. Container Builds prototype. Exact builds are not currently available on the market.

OUR EMPLOYEES

Industry experience with the passion and connections to make our vision a reality

With Rory Rubin as founder and CEO, we are a woman-owned enterprise, the value of which cannot be understated within the construction industry. Our direction and vision are set by a woman who has significant perspective and experience within the design and construction industries.

Family is important to us at S.I. Container Builds – including our work family! We believe we have created an environment for each of us to individually thrive, in our own ways, while delighting our clients. Sustainability, extra space, and outdoors activities are important to each of us, and is what has fueled us to create a company that is efficient, profitable, and in line with our values. We've realized that it's possible to build a successful company while being true to what is important to us, and we can't wait to take the next steps.









WHY INVEST

We help people maximize their space in order to reach their goals

S.I. Container Builds is about more than reusing and recycling.

Our clients are able to be their own boss from their home business, nurture family connections, attain a financial foothold with rental income, and more.

Help us reach our goal (so that we can expand our spend on advertising, promotion, and operations), and maybe one day we can help you reach yours. Remember–our products are **built for your purpose.**


SUSTAINABLY MAXIMIZE YOUR SPACE
GOLE

**Images are computer generated renderings of different options for S.I. Container Builds.*

In the Press

SHOW MORE

Meet Our Team



Rory Rubin

CEO

Rory founded S.I. Container Builds to support a need for people to create affordable dwellings that are sustainable; leaving softer footprints, never compromising beauty inside and out. She has spent a lifetime around architects and construction managers, as well as having a more formal education in art history.

Her expertise in organizational development, sales, and culture have helped her create a business that focuses on outcomes both for the larger community and the clients themselves. She currently resides near Chicago with her husband Dan and two teenagers and enjoys off-grid camping, skiing, golf, paddle-boarding and enjoying life-long friends and family.



Dan Rubin

COO/CFO

Dan's passion for nature and sustainable living began over 25 years ago when he and his wife Rory traveled throughout the world. Dan believes that we have a responsibility to future generations to create a smaller footprints, but not compromising lower costs or amenities.

Because of his MBA education and business background, Dan brings operations and financial discipline to S.I. Container Builds. He lives in the suburbs of Chicago with his wife Rory and their two kids enjoying camping, skiing, golf, cooking, and traveling.



Matthew Roy

EVP, Operations (Canada)

Matthew comes from a quaint town in Southern Ontario where he caught the entrepreneurial bug at an early age. He adapted his skills to start small businesses that utilize his hand-on and creative skills, and brings all of those skills to S.I. Container Builds as a founder.

Matthew's passion for being in the great outdoors blends perfectly with building dwellings that match his values. He is an avid bushman and spends significant time paddling, camping, fishing, and exploring life in nature. Spending quality time with family and friends is equally as important to Matt.



Trip Hosley

EVP, Business Development

Trip is an entrepreneur with startup experience in both the high tech and service industries. He has over 30 years of experience in sales and in hospitality, as well as in residential and commercial construction/ renovation. As a sales leader, he increased revenues by more than 500% in 18 months as part of a leading consumer products company.

A resident of San Francisco, Trip lives his life sustainably and believes strongly in environmental responsibility. Leaving a better world for our children to inherit is central to Trip's beliefs, and joining the S.I. Container Builds team demonstrates his commitment to doing so.



Darilyn Kotzenberg

Marketing Consultant

Darilyn is Creative Director at DK Design Studio, with 30+ years experience in the high-tech industry and 15 years focused on sustainability businesses and organizations.

She was the Creative Director at Mindscape, Riverdeep, and Mattel Software with a 40-60% sales increase after acquiring product lines, As an entrepreneur, she has started four corporations and has managed many high-caliber tech accounts.

In addition, she's become a sustainability consultant for companies trying to reduce their carbon footprint and work more in tune with nature.



Lauren Cain

Marketing Associate

With a developing passion for sustainable lifestyles, Lauren joined S.I. Container Builds to offer a fresh perspective on branding and market presence! As she continues her employment at SI, Lauren intends to continue to contribute to the growth of the company and the evolution of green-living.

Offering Summary

Company	Sustainable Imprints, Inc.
Corporate Address	1385 Green Bay Road, Highland Park, IL 60035
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$250.00

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 5,000

Maximum Number of Shares Offered : 535,000

Price per Share : $2.00

Pre-Money Valuation : $6,000,000.00

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds:

Invest within the first 72 hours and receive 15% bonus shares

Super Early Bird Bonus:

Invest within the first week and receive 10% bonus shares

Early Bird Bonus:

Invest within the first two weeks and receive 5% bonus shares

Amount-Based:

$500+
The Inside Scoop:
Receive an advance e-mail of our shareholder newsletter, an invitation to a virtual tour of our production facility, and a custom paint color on an S.I. Container Builds structure!

$1,000+
Sharp-Dressed Investor:
The Inside Scoop perk, PLUS an SI Container Builds winter hat and a free 36"x36" window installed on an S.I. Container Builds structure!

$2,500+
Caffeinated Growth:
All previous amount-based perks, plus an SI Container Builds travel coffee mug and a free upgrade from 30 amp to 50 amp service on an S.I. Container Builds structure!

$5,000+
Citizen of the world:
All previous amount-based perks, plus 1% of your investment donated to charity and sliding glass doors installed on the "container doors" end of an S.I. Container Builds structure!

$10,000+
Virtual meet and greet:
All previous amount-based perks, plus a custom-made live-edge or butcher block table for an S.I. Container Builds structure and a bottle of wine and time with founders!

$20,000+
Joining the SI family:
All previous amount-based perks, plus a shareable 10% discount off of an SI Container Builds purchase, PLUS 5% bonus shares!

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

SI Container Builds will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common shares at $2.00 / share, you will receive 110 shares, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Campaign Video:

RORY SPEAKING:

RORY VIDEO Hi, I'm Rory Rubin, the CEO of SI Container Builds.

We build affordable, stylish, functional spaces out of recycled shipping containers available in 3 different sizes [10', 20', and 40'] and can be configured into a studio, backyard office, or living space.

RORY AUDIO

The need for functional space is on the rise:

- Backyard offices are in demand as an expected 36 million people across north america will be working from home by 2025

- There is a growing need for affordable residential properties

- Many people are looking to supplement income with short term and long term rentals and

- In our opinion, recent changes in zoning laws for ADUs [accessory dwelling units] have caused an increase demand

We believe we are perfectly positioned to meet these needs.

DAN SPEAKING:

DAN VIDEO AND DO ONE AUDIO OF THIS TOO

Hi, I'm Dan Rubin, the COO and CFO of SI Container Builds. We have spent a long time learning our craft and have what we believe to be a strong sales pipeline because of it.

Did you know that each year in the U.S., 120K ADUs are being built?

We believe we are ready to meet our share of that demand

Rory and I have bootstrapped the company thus far.

We are seeking funding as part of our goal of taking our company to the next level.

RORY SPEAKING:

RORY AUDIO

Let's talk about sustainability:

The shipping containers themselves are a key recycling component and we use other materials like reclaimed wood and eco-friendly insulation. By reusing construction materials it makes our containers more affordable. In the future, we plan to pursue certification of our products through LEED and the Green Business Bureau.

We specialize in single containers which come in 3 sizes [10', 20', and 40'] which fall into three main categories.

- Our Backyard Offices, a private space for those of us who have been working from home for the last several months

- Our Studio Spaces for home-businesses like massage or yoga studio

- And our Container Suites are full living spaces, complete with full bath, kitchen areas, and sitting areas.

Imagine having the space to keep loved ones, like aging parents or twenty-something children, close by.

You can choose from a DIY plan [popular with contractors and remodelers] up to a fully furnished build.

MATT SPEAKING:

MATT VIDEO AND DO ONE AUDIO, TOO:

I'm Matt Roy, the SI Container Builds Operations Manager.

We manufacture our living spaces year-round out of our production facility.

Being incorporated in both the U.S. and Canada gives us unparalleled flexibility to sell, build, and ship across all of North America

Speaking of shipping and installation, it couldn't be easier! Shipping containers are extremely sturdy and were designed to be shipped via truck, rail car, and of course ship.

It doesn't take six months to build container homes—not even close. Our "easy install" process ensures that a fully functioning unit can be delivered in as little as 6 weeks.

RORY SPEAKING:

RORY VIDEO

So, why choose to invest in SI Container Builds?

Our builds make use of sustainable materials

We believe our products address the needs of several high-growth markets

Single containers are easy to build and quick to deliver and

ADUs can increase your property value by up to 30%

You should also know that giving back is very important to us. In the future, we plan to donate 1% of the revenue from each build through our membership in pledge1percent.org

Our team believes in sustainability, affordability, style, and making it easier for families to thrive.

We are excited to have you as part of the SI Container Builds family!

Planned Campaign Update Vignette Scripts:

****

1) Sustainable build elements

Sustainability is extremely important to us…in fact, the SI in our name stands for "Sustainable Imprints". We are committed to building sustainable structures, and are in the process of earning LEED certification. The containers we use are sustainable, in that we are re-using a resource that would otherwise be wasted. In addition, we use reclaimed wood when possible, sustainable flooring materials, and low VOC paint. We are also committed to bringing in other solutions that are eco-friendly, such as solar power and rainwater collection and re-use. Lastly--our plan is to donate a portion of each build's revenue to charity. Giving back is very important to us, and we'd love for you to join us on this journey.

****

2) Sales process

Thank you for your interest in an SI Container Build! Our website gives a good overview of the various uses, sizes, and features of each of our models. Once you engage with our business development team, you'll learn more about how our structures are built, timelines, and other features--including sustainability-oriented options--that you can choose from. We're here to help you decide on the SI Container Build that is best for your needs, personal and professional. Once we finalize the build and options that you would like, we'll be in regular contact with you to show you via video chat the progress of your build, and to coordinate services like land preparation, shipping, and installation. We look forward to working with you soon!

****

3) Power Source

Each one of our container builds is completely wired for electricity. You'll find plenty of electrical outlets, lighting, and capacity for appliances. Included is either a 30 amp or a 50 amp inlet on the back of the unit and dedicated circuits where needed. You can then either hard-wire this into your house if applicable, or use a converter (like this) and plug your container structure directly into an outlet on a circuit with some capacity. And that's it…just plug and play! Stay tuned, because we'll be offering more and more sustainable options, like solar power, as well.

****

4) Craning Into Place

Once it's complete and on its way to you, getting your SI Container Build into place is remarkably easy. Remember--containers were meant to travel! Once at your location, the crane will set up, and the operators will connect your container by its reinforced corners to the crane. Once in place, it will be checked to ensure it is level, and connected to its foundation elements if needed. Then it's a matter of unlocking it, connecting it to power and water if necessary, and making it your own!

****

5) Installation--helical piers, power, sewer/water

Our 10' units do not need any special reinforcement for installation--if on a hard surface, simple wood blocks like 1x6's are perfect. Our larger models can be mounted on top of helical piers--essentially a giant screw inserted deep into the ground, much more eco-friendly than concrete these can be installed or removed in just one day with minimal ground disturbance. Once craned into place and secured to the piers, you simply plug it in (or have it hard-wired by an electrician), connect it to your water system if needed, and enjoy! See our other videos about the easy-install process including craning it into place and our power sources for more information as well.

****

6) Tour of 10'

This backyard office is made from a 10' by 8' by 9 ½' high container. As you can see, it's quite roomy inside, with plenty of space to work and relax. Just a small space heater and air conditioning unit is enough to keep you warm in the winter and cool in the summer...and the container doors open completely to bring the outside inside. It's hard-wired for internet and electricity--simply plug it in and you're ready! No special foundation is needed for this size unit. For all of us who are working from home--your commute has never been easier...but you may never want to leave the office!

****

7) Tour of 20'

If you're a massage therapist, student, personal counselor, or just running your business from home, you need a comfortable, cost-effective and safe place to do business or study. This 20' by 8' by 9 ½' Studio Space is perfect, boasting plenty of light and space. Include an optional bathroom and kitchenette for all the extra comfort to double this space as a living unit. Just like our other units, it's extremely easy to install and get up and running. Imagine taking control and running your own business out of your own backyard...or having a cool backyard gym, stylish poolhouse or even a suite for overnight guests.

****

8) Tour of 40'

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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Information Regarding Length of Time of Offering

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- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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